**THOMAS E. BOCCIERI**
**Attorney At Law**
**561 Schaefer Avenue**
**Oradell, NJ 07649**
**201/983-2024**
**Fax No. 201/265-6069**

February 12, 2008

George K. Schuler, Mining Engineer
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-7010

**Via Fax to 202-772-9368/0297**
**and**
**Via EDGAR**

RE: US PRECOUS METALS, INC.
Form 10-KSB for fiscal year ending May 31, 2007
Filed on September 13, 2007
File No. 000-50703
SEC Comment Letter dated January 22, 2008
Request for a Second Extension

Dear Mr. Schuler:

On January 22, 2008, we asked for an extension of an additional 30 days to respond to the subject comment letter. It appears that that we may need a further extension.

As I mentioned in the prior request, the company's principal, who is the only person in the company qualified to address the SEC request (David Burney, President and Geologist) is out of the country on Company business. Specifically, he is overseeing the drilling campaign at the mining site in Mexico. His presence there is indispensable at this time. It is a remote area and he is often out of the communication. To complicate things, he cannot open attachments to emails (such as maps), and now he has informed me that today his passport, wallet, laptop, maps, etc. were stolen from his truck. Evidently, he must go to the American Embassy in Mexico City to see if he can resolve this.

Although we will make every effort to do so, I doubt that we can have an adequate response within the extended time. Accordingly, we are asking for the Staff's understanding and an allowance for sufficient time for Mr. Burney to see the mining project through until it is running smoothly and resolve the issues related to the aforementioned theft.

Thank you for your consideration in this matter. I remain

Very truly yours,

Thomas E. Boccieri

cc: Jack Wagenti (via email)
Peter Toscano (via email)
David Burney (via email)